FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2026

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1. Admission to Trading - €2.55 billion bond offering

1 September 2026

Admission to Trading - €2.55 billion bond offering

In accordance with the Financial Conduct Authority's Prospectus Rules: Admission to Trading on a Regulated Market (PRM) sourcebook 1.5.2 and 1.5.3R, AstraZeneca PLC announces that its wholly owned subsidiary AstraZeneca Finance LLC notifies the market that debt securities have been admitted to trading as follows:

Issuer name:	AstraZeneca Finance LLC
Issuer LEI:	549300C3HATU4Q460S18
Regulated market on which the securities have been admitted to trading:	Main Market for listed securities of the London Stock Exchange
Name, type and ISIN of the securities:
EUR 700,000,000 3.402 per cent. Notes due 1 March 2030, ISIN: XS3484302206
(Final Terms available at https://www.astrazeneca.com/content/dam/az/Investor_Relations/debt-investors/pdf/AstraZeneca-Final-Terms-2030.pdf)

EUR 600,000,000 3.652 per cent. Notes due 1 September 2032, ISIN: XS3484302461
(Final Terms available at https://www.astrazeneca.com/content/dam/az/Investor_Relations/debt-investors/pdf/AstraZeneca-Final-Terms-2032.pdf)

EUR 500,000,000 3.923 per cent. Notes due 1 September 2035, ISIN: XS3484302545
(Final Terms available at https://www.astrazeneca.com/content/dam/az/Investor_Relations/debt-investors/pdf/AstraZeneca-Final-Terms-2035.pdf)

EUR 750,000,000 4.169 per cent. Notes due 1 September 2038, ISIN: XS3484302628
(Final Terms available at https://www.astrazeneca.com/content/dam/az/Investor_Relations/debt-investors/pdf/AstraZeneca-Final-Terms-2038.pdf)

Number of securities admitted to trading:	Four series: EUR 700,000,000 EUR 600,000,000 EUR 500,000,000 EUR 750,000,000 in aggregate nominal amount
Date of admission to trading:	1 September 2026
Date of Prospectus relating to the securities:
The base prospectus dated 9 June 2026 (the "Base Prospectus") under which the securities have been issued is available at:

https://www.astrazeneca.com/content/dam/az/Investor_Relations/debt-investors/pdf/2026/AZ-EMTN-U26-Base-Prospectus.pdf

AstraZeneca

AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Disease, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Social Media @AstraZeneca.

Contacts

For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Matthew Bowden

Company Secretary

AstraZeneca PLC

Disclaimer - Intended Addressees

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus, you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

EU MiFID II/UK MiFIR (Product Governance) - professionals and ECPs-only / No EU PRIIPs KID or UK PRIIPs KID/CCI product summary - Manufacturer target market (EU MiFID II product governance and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No EU PRIIPs key information document (KID) or UK PRIIPs key information document (KID)/CCI product summary (as defined in the FCA Product Disclosure Sourcebook (DISC)) has been prepared as the Notes are not available to retail in the EEA or in the United Kingdom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 01 September 2026

By: /s/ Matthew Bowden
Name: Matthew Bowden
Title: Company Secretary